Schedule 13G
CUSIP No. 08771Y303
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Better Choice Company Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

08771Y303
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 08771Y303

1.	Name of Reporting Person: John M. Word III I.R.S Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 6,018,834
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 6,018,834
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,018,834
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9):
20%*
* The Percentage is calculated based upon total outstanding shares of 29,405,529 as of November 8, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G
CUSIP No. 08771Y303
Item 1. (a)    Name of Issuer:
Better Choice Company Inc.
Item 1. (b)        Address of Issuer's Principal Executive Offices:
12400 Race Track Road, Tampa, Florida 33626
Item 2. (a)    Names of Person Filing:
John M Word III
Item 2. (b)    Address of Principal Business Office or, if none, Residence:
721 South Parker Street, Suite 140
Orange, CA 92868
Item 2. (c)    Citizenship:
United States of America
Item 2. (d)    Title of Class of Securities:
Common Stock
Item 2. (e)    CUSIP Number:
08771Y303
Item 3.        If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.        Ownership
(a) Amount Beneficially Owned (describe): Of the 6,018,834 shares reported pursuant to this Schedule 13G; 3,276,283 shares of common stock are directly held by Mr. Word; 14,335 shares of common stock are indirectly held by Mr. Word; 22,129 shares are subject to the exercise of stock options exercisable within 60 days of December 31, 2022; 2,696,752 shares are subject to the exercise of warrants directly held by Mr. Word exercisable within 60 days of December 31, 2022; and 9,335 shares are subject to the exercise of warrants indirectly held by Mr. Word exercisable within 60 days of December 31, 2022.
The information required in Items 4(b) - (c) is set forth in rows 5 through 11 of the cover page hereto for each of the Reporting Persons and is incorporated herein by reference.
Item 5.        Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.        Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
Item 8.        Identification and Classification of Members of the Group
Not Applicable
Item 9.        Notice of Dissolution of Group
Not Applicable
Item 10.        Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Schedule 13G
CUSIP No. 08771Y303
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:    /s/ John M. Word III
Name:    John M. Word III
Date:     February 14, 2023